

Mail Stop 3720

December 20, 2007

Via U.S. Mail

Mr. Kenneth W. Fluke
Senior Vice President and Chief Financial Officer
Thomas & Betts Corporation
8115 T & B Blvd.,
Memphis, TN 38125

>   **RE: Thomas & Betts Corporation**
>   **Form 10-K for the year ended December 31, 2006**
>   **Filed February 23, 2007**
>   **File No. 001-04682**

Dear Mr. Fluke:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Goodwill and Other Intangible Assets, page 22

1.   We note you disclose that "[w]ith the assistance of a third party appraisal firm, the Corporation performs its annual impairment assessment in the fourth quarter of each year, unless circumstances dictate more frequent assessments." While you are not required to make reference to this independent valuation here, when you do, you should also disclose the name of the expert. If you decide to delete your reference to the independent valuation, you should provide disclosures that explain the method and assumptions used by management to determine the valuation.

Financial Statements and Notes

12. Other Financial Data, page 74

2.   We note you have recorded a minimum pension liability that relates to a prior tax valuation allowance in accumulated other comprehensive income. Please explain to us in detail the facts and circumstances concerning this issue and the basis in GAAP for your accounting.

Form 10-Q For the Quarterly Period Ended September 30, 2007

Financial Statements and Notes
10.Contingencies
Legal Proceedings
Kaiser Litigation, page 12

3.   Tell us and disclose the amount of loss you have accrued with respect to the Kaiser litigation. If no amount has been accrued, please explain why and clarify this fact in your disclosures. You should also disclose the range of possible loss or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director